News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 26, 2026

Seabridge Gold Files 2025 Annual Information Form, Year End

Audited Financial Statements and MD&A

Toronto, Canada. Seabridge Gold (TSX:SEA, NYSE:SA) has filed its Annual Information Form, Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2025 on SEDAR+ (https://www.sedarplus.ca/home/).  These documents are also available on the Company's website at https://www.seabridgegold.com/investors/financial-reports. Seabridge's Form 40-F will be filed shortly with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon written request, receive a hard copy of the Company's complete 2025 audited consolidated financial statements free of charge.

During the year ended December 31, 2025, Seabridge posted a net loss of $53.2 million ($0.53 per share) compared to a net loss of $31.2 million ($0.35 per share) for the previous 12-month period. During 2025, Seabridge invested $137.0 million in mineral interests, property and equipment compared to $106.3 million in 2024. Excluding assets and liabilities held for distribution related to the spin-out of our Courageous Lake Project, at December 31, 2025, net working capital was $109.8 million compared to $44.8 million (excluding $6.9 million Flow-Through share premium) at December 31, 2024.

The reported net loss for 2025 was mostly due to a non-cash $60.1 million loss associated with the remeasurement of the Secured Note liabilities that are denominated in U.S. dollars and structured to be exchanged into royalties at KSM upon commercial production. Under IFRS, remeasurement of the Secured Note liabilities, result in changes in the fair value at each reporting date, due to changes in input variables such as market interest rates and metal prices. However, these changes in fair value are unrealized. The Secured Notes will either be put back to the Company at the prescribed amount under the rights of the noteholders, or they will be exchanged for the prescribed royalties at maturity. For details on the accounting for the secured notes please see Note 12 to the 2025 Audited Financial Statements.

Chair and CEO Rudi Fronk commented: "2025 was a year of important accomplishments. The BC Hydro switching station, a critical piece of infrastructure, was advanced towards completion. This asset keeps available low cost, green hydro power for KSM ahead of other projects in the area. To surface value for shareholders, we propose to spin-out 100% of the prospective Courageous Lake project to our shareholders through a new  company, Valor Gold Corp., that is expected to be listed publicly. A separate company can more effectively advance Courageous Lake while we remain focused on KSM and, also, the Iskut project where we confirmed a new large gold-copper deposit at Snip North.  For a detailed analysis of 2025 activities, please see the 2025 Report Card. Seabridge recently announced 10 new objectives for 2026 with our number one corporate objective for 2026 to complete the process of securing a partner for KSM with the technical, financial and social skills to advance the project to production. Negotiations continue to advance with our preferred partner".

Seabridge holds a 100% interest in several North American gold projects. Two of Seabridge's principal assets, the KSM project and its Iskut project, are located in British Columbia's "Golden Triangle". The Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes certain forward-looking statements or forward-looking information. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this news release. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) completion of the spin-out of the Courageous Lake Project and the public listing of Valor Gold Corp.; and (ii) the objectives of the Company in 2026, including completing the process of securing a partner for KSM, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and transaction execution issues, failure to successfully negotiate joint venture terms, general economic, capital market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable securities legislation. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com